EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

January 18, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO TO ATTEND NOBLE FINANCIAL CAPITAL MARKETS 9th ANNUAL EQUITY CONFERENCE

Avino Silver & Gold Mines Ltd.  (ASM:NYSE-MKT, ASM:TSX.V), announced today that President & CEO, David Wolfin and CFO Malcolm Davidson will presentAvino’s corporate overview at the Noble Financial Capital Markets’ Annual Equity Conference, being held at the Hard Rock Hotel in  Hollywood, Florida, on Tuesday January 22nd,  2013 at 2:30 pm Eastern Time.

A live audio and video webcast of Avino’s presentation along with a copy of the presentation material will be available on the Avino’s website; www.avino.com. To view the webcast you will require the Microsoft SilverLight Viewer, which is available to download free from the link on Avino’s homepage. If you wish to view the live presentation, it is recommended you register at least 10 minutes prior to the presentation.  The webcast will be archived on Avino’shomepage for 90 days following the event.

You can preview the history of the company at www.avino.com or for additional information call Avino Silver and Gold Mines Ltd at (604) 682-3701 and ask for the Investor Relations Dept.

Avino, founded in 1968, has set its' target to become a significant low-cost primary silver producer with specific objectives to; expand resources and reserves, to increase the mines output and to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including that it is our target to become a significant low-cost primary silver producer, to expand our resources and reserves, to increase the mines output and to identify, explore and develop new targets on the property.  There can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  We are subject to certain risks including those set forth in our annual report on Form 20-F and other filings with the Securities and Exchange Commission and our filings on SEDAR.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.